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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

4-D NEUROIMAGING (Name of Issuer)
Common Stock (Title of Class of Securities)
350841 10 2 (CUSIP Number)

Scaloway Co. Ltd.
c/o Mr. Ezequiel RUIZ R., Director
VANTERPOOL PLAZA
Wickhams Cay 1
Road Town, Tortola, BVI
Tél. (284) 494 5959
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 26, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

(Continued on following pages)

Page 1 of 10 Pages

CUSIP No. 350841 10 2	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Scaloway Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP*	(b)	/x/

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
42,623,810

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
42,623,810

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,623,810

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
29.4%

14	TYPE OF REPORTING PERSON*

IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

    The class of securities to which this statement relates is the common stock of the issuer, 4-D Neuroimaging, a California corporation ("4-D"). The address of 4-D's principle executive office is 9727 Pacific Heights Boulevard, San Diego, California 92121.

Item 2. Identity and Background

    This statement on Schedule 13D is filed on behalf of the reporting person, Scaloway Co. Ltd., a British Virgin Island Corporation. The reporting person is an investment company. Its principal office is located at Vanterpool Plaza, Wickhams Cay 1, Road Town, Tortola, BVI.

    Information required by Item 2 of this statement with respect to directors, executive officers and controlling persons of the reporting person is annexed to this statement as Schedule A, and is incorporated herein by reference.

    During the last five years, neither the reporting person, nor to the best of its knowledge, any of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, foreign, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    On or about December 21, 1999, 4-D entered into a loan agreement with AIG Private Bank, Ltd. ("AIG"). The reporting person acted as guarantor of the loan. The loan was subsequently amended, and on or about April 26, 2001, AIG agreed to convert a portion of the principal and interest outstanding under the loan into shares of common stock of the issuer as partial payment against the loan pursuant to that certain Letter Agreement dated on or about April 25, 2001 between 4-D and AIG, a copy of which was filed with the Securities and Exchange Commission on or about May 11, 2001 as Exhibit 99.2 to 4-D's current report on Form 8-K (the "Form 8-K"). 4-D issued 42,623,810 shares of its common stock to AIG in consideration for the cancellation of $8,951,000 of 4-D's outstanding indebtedness under the loan pursuant to that certain Common Stock Purchase Agreement dated on or about April 26, 2001 between 4-D and AIG, in substantially the form filed as Exhibit 99.1 to the Form 8-K. In connection with the transaction, the reporting person agreed to convert a portion of its guarantee into an indirect ownership of all 42,623,810 shares issued to AIG. The source and amount of consideration used in the transaction was $8,951,000, which was provided by the reporting person's shareholders.

Item 4. Purpose of Transaction

    The reporting person's acquisition of the securities was for investment purposes.

Item 5. Interest in Securities of the Issuer

    (a) The reporting person beneficially owns 42,623,810 shares of the issuer's common stock, which represents approximately 29.4% of the outstanding common stock under the Rule 13d-3(d)(1) calculation, based on 145,018,629 shares issued and outstanding at May 2, 2001, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on or about May 15, 2001. To the best knowledge of the reporting person, no other person named in Item 2 above beneficially owns any shares of the issuer's common stock, except Martin Velasco. As the beneficial owner of the reporting person, Martin Velasco beneficially owns all 43,623,810 common shares held by the reporting person, which represents approximately 29.4% of the issuer's outstanding common stock as stated above.

    (b) The reporting person has sole power to vote and sole authority to dispose or direct the disposition of all 42,623,810 shares of common stock reported by this statement.

    (c) See Item 3 above.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reported by this statement.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    See Item 3 of this statement.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1*	Form of Common Stock Purchase Agreement dated as of April 26, 2001 between 4-D Neuroimaging and AIG Private Bank, Ltd.
Exhibit 99.2*	Letter Agreement dated on or about April 25, 2001 between 4-D and AIG Private Bank, Ltd.

*
Incorporated herein by reference to the same numbered exhibit in 4-D's current report on Form 8-K filed on or about May 11, 2001.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2001	SCALOWAY CO. LTD.
	By:	/s/ CLARENCE PETER Print Name: Clarence Peter Print Title: Proxy Holder

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

Directors, Executive Officers and Controlling Persons of Scaloway Co. Ltd.

    The (a) name, (b) business address, (c) present principal occupation or employment, (d) the name, principal business and address of any organization in which such occupation or employment is conducted and (d) the citizenship of each director, executive officer and controlling person is set forth below:

    Name:      EZEQUIEL RUIZ R., Director

    Residence or business address:

  c/o ICAZA GONZALEZ-RUIZ & ALEMAN (BVI) Ltd., Vanterpool Plaza, Wickhams Cay 1, Road Town, Tortola, BVI

    Present principal occupation or employment:

  Attorney

    The name, principal business and address of any corporation or other organization in which such employment is conducted:

  c/o ICAZA GONZALEZ-RUIZ & ALEMAN (BVI) Ltd., Vanterpool Plaza, Wickhams Cay 1, Road Town, Tortola, BVI

    Citizenship:

  BVI

    During the last five years, has such person been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)?:

  No

    If so, state the dates, nature of conviction, name and location of court, any penalty imposed or other disposition of case:

  N/A

    During the last five years, has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding you were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any Federal or State securities laws or the securities laws of any jurisdiction outside the United States, or finding any violation of such laws?:

  No

    If so, identify and describe such proceeding and summarize the terms of such judgment, decree or final order:

  N/A

    Name:      Martin VELASCO

    Residence or business address:

  46, route de Meinier, 1254 Vandoeuvres Switzerland

    Present principal occupation or employment:

  Independent Advisor

    The name, principal business and address of any corporation or other organization in which such employment is conducted:

  N/A

    Citizenship:

  Spanish

    During the last five years, has such person been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)?:

  No

    If so, state the dates, nature of conviction, name and location of court, any penalty imposed or other disposition of case:

  N/A

    During the last five years, has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding you were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any Federal or State securities laws or the securities laws of any jurisdiction outside the United States, or finding any violation of such laws?:

  No

    If so, identify and describe such proceeding and summarize the terms of such judgment, decree or final order:

  N/A

POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS:

    That SCALOWAY CO. LTD., an International Business company, organized under and pursuant to the laws of the British Virgin Islands, (hereinafter called the "Company") does hereby constitute and appoint:

Mr Clarence PETER

to act individually in the name and on behalf of the company as its true and lawful attorney-in-fact and in its name, place and stead, to do any and every act and exercise any and every power that the Company might or could do and that said attorney-in-fact for the Company shall deem proper and advisable, intending hereby to vest in him a full and general power of attorney including but not limited to the following:

1.
To execute, acknowledge and deliver on behalf of the Company any and all contracts, including deeds of trust, purchase agreements, options to purchase, options to sell, partnership agreements, joint venture agreements, deeds, leases assignments of mortgages, extensions of mortgages, subordination agreements and any other instruments or agreements of any kind or nature whatsoever, upon such terms and conditions and for such consideration as such attorney-in-fact shall deem necessary or advantageous for the Company.

2.
To lease any real or personal property which the Company may own or in which the Company may have an interest, on such terms as such attorney-in-fact shall think appropriate.

3.
To ask, demand, sue for, recover and receive all manner of goods, debts, rents, interests, sums of money, and demands whatsoever, due or thereafter to become due and owing or belonging to the Company and to make, give and execute acquittances, receipts, releases, satisfactions or other discharges for the same, whether under the seal or otherwise.

4.
To take all steps and remedies necessary and proper for the conduct and management of business affairs of the Company and for the recovery, receipt, obtainment and holding possession of any lands, tenements, rents or real estate, goods and chattels, debts, interests, demands, duties, sum or sums of money or any other things whatsoever, located anywhere, that is, are, or shall be owed to or belonging to or payable to the Company.

5.
To open bank accounts in the name of the Company with any bank and to execute any bank resolutions which may be required for that purpose and to appoint one or more signatories to that account.

6.
To borrow money, sign and deliver in the name of the Company such promissory notes and other evidences of idebtedness as such attorney-in-fact may deem appropriate, such loans to be obtained at such rates of interest, payable in such installments, and upon such other terms and conditions as such attorney-in-fact shall deem appropriate.

7.
To mortgage, pledge or otherwise encumber any real or personal property which the Company may own or in which the Company may have any interest, to secure loans made to the Company or to third persons.

This power of attorney is to extend to all acts of any kind which may be requisite and necessary to be done under the circumstances hereinabove described as fully, to all intents and purposes, as might be done by any officer or officers of the Company with full power of substitution.

In testimony whereof SCALOWAY CO. LTD. has caused this power of attorney to be duly executed this 10th day of December 1999.

SIGNED, SEALED AND DELIVERED
In the presence of:

Witness /s/ T. Saul	Ezequiel RUIZ R.
Director
/s/ Ezequiel Ruiz

Seen by the undersigned, Me Eric DEMIERRE, a duly authorized Notary public in Geneva, for legalization exclusively on the other side signature of Mr. Ezequiel RUIZ R. Geneva, this 13th day of December, 1999.

/s/ Eric Demierre
NOTARY SEAL

APOSTILLE
(C vention de la Haye du 5 octobre 1961)
1.	Payer Suisse
Le sent acte public
2.	a ét signé par....Me E. DEMIERRE...
3.	agi t en qualité de...uovaire....
4.	est etu du sceau/timbre de..."..........
................................................
Attesté
5.	à Geneve 6. le...14 Dec 1999....
7.
Republique et Canton de Geneve
8.	sous No...9830...
9.	Sceau / timbre 10. Signature
/s/ Jeennette Somogyi
SEAL
Jeennette SOMOGYI
prépogée

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SIGNATURE
Schedule A Directors, Executive Officers and Controlling Persons of Scaloway Co. Ltd.
POWER OF ATTORNEY
Mr Clarence PETER